SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

CafePress Inc.
(Name of Issuer)
Common Stock, $.0001
(Title of Class of Securities)
12769A 103
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12769A 103

1	Names of reporting persons Jain Family Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,900,834(1)
	6	Shared voting power 0
	7	Sole dispositive power 1,900,834(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,900,834(1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11% (1)
12	Type of reporting person (see instructions) IN

(1)	The percentage reported in this Schedule 13G/A is based upon 16,642,844 shares of Common Stock outstanding as of December 31, 2016,

CUSIP No. 12769A 103

1	Names of reporting persons Maheesh Jain
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 149,141 (2)
	6	Shared voting power 1,900,834
	7	Sole dispositive power 149,141 (2)
	8	Shared dispositive power 1,900,834
9	Aggregate amount beneficially owned by each reporting person 2,049,975 (2)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 12% (3)
12	Type of reporting person (see instructions) IN

(2)
Includes 122,505 shares issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016, 6,255 shares held by Maheesh Jain as Custodian for Ronen Jain UTMA and 6,255 shares held by Maheesh Jain as Custodian for Naomi Jain UTMA.

(3)
The percentage reported in this Schedule 13G/A is based upon 16,642,844 shares of Common Stock outstanding as of December 31, 2016, and 122,505 shares issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016

CUSIP No. 12769A 103

1	Names of reporting persons Hayuta Jain
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,900,834
	7	Sole dispositive power 0
	8	Shared dispositive power 1,900,834
9	Aggregate amount beneficially owned by each reporting person 1,900,834
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 11% (4)
12	Type of reporting person (see instructions) IN

(4)	The percentage reported in this Schedule 13G/A is based upon 16,642,844 shares of Common Stock outstanding as of December 31, 2016.

Item 1

(a)	Name of Issuer:
CafePress Inc.

(b)	Address of Issuer’s Principal Executive Offices:
11909 Shelbyville Road
Louisville, KY 40243
Item 2

(a)	Name of Persons Filing:
Jain Family Trust
Maheesh Jain
Hayuta Jain

(b)	Address of Principal Business Office or, if none, Residence:
c/o CafePress Inc.
11909 Shelbyville Road
Louisville, KY 40243

(c)	Citizenship:
Maheesh Jain and Hayuta Jain – United States.
Jain Family Trust is a trust formed under the laws of the State of California.

(d)	Title of Class of Securities:
This Schedule 13G report relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of CafePress Inc.

(e)	CUSIP Number: 12769A 103
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership

Unless otherwise noted, the following information is as of December 13, 2016:

(a)	Amount beneficially owned:

Jain Family Trust	1,900,834
Maheesh Jain	2,049,975
Hayuta Jain	1,900,834

(b)	Percent of Class : (7)

Jain Family Trust	11%
Maheesh Jain	12%
Hayuta Jain	11%

(7)	The percentage reported in this Schedule 13G/A is based upon 16,642,844 shares of Common Stock outstanding as of December 31, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

The 1,900,834 shares beneficially owned by the Jain Family Trust and Hayuta Jain consist solely of 1,900,834 shares held by the Jain Family Trust. Mr. and Ms. Jain are co-trustees of the Jain Family Trust. The 2,049,975 shares held by Maheesh Jain consist of 122,505 shares issuable to the Reporting Person pursuant to options exercisable within 60 days of December 31, 2016, 6,255 shares held as Custodian for Ronen Jain

UTMA, 6,255 shares held as Custodian for Naomi Jain UTMA, and the 1,900,834 shares held by the Jain Family Trust.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2017

/s/ Maheesh Jain Maheesh Jain
 Dated: February 14, 2017

/s/ Hayuta Jain Hayuta Jain

Dated: February 14, 2017                                    JAIN FAMILY TRUST

/s/ Maheesh Jain Maheesh Jain, Co-Trustee

Dated: February 14, 2017

/s/ Hayuta Jain Hayuta Jain, Co-Trustee

Exhibit A
Joint Filing Agreement
This Joint Filing Agreement is dated as of February 14, 2017, by and among Maheesh Jain, Hayuta Jain and the Jain Family Trust.
WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;
NOW THEREFORE, the parties hereto agree as follows:
1. The Schedule 13G with respect to CafePress Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.
2. Each of the parties hereto is eligible to use the Schedule 13G.
3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.
IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/s/ Maheesh Jain
Maheesh Jain

/s/ Hayuta Jain
Hayuta Jain

JAIN FAMILY TRUST

/s/ Maheesh Jain
By: Maheesh Jain, Co-Trustee

/s/ Hayuta Jain
By: Hayuta Jain, Co-Trustee